

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2015

Via E-mail
Dr. Joachim Fleing
Chief Financial Officer and Principal Financial Officer
Sangui Biotech International, Inc.
Alfred Herrhausen Street 44
58455 Witten
Germany

Re: Sangui Biotech International, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed September 25, 2014
Form 10-Q for the Quarterly Period Ended December 31, 2014
Filed February 12, 2015
File No. 000-29233

Dear Dr. Fleing:

   We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

   After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Quarterly Period Ended December 31, 2014
Controls and Procedures

1. Please tell us how your chief executive officer and you reached a conclusion that the company's disclosure controls and procedures were effective when its internal control over financial reporting does not appear to be effective. In this regard, you disclosed material weaknesses with respect to internal control over financial reporting in your June 30, 2014 Form 10-K. These weaknesses do not appear to have been remediated based on your disclosure herein and in your Form 10-Q for the quarterly period ended September 30, 2014 that states there has been no change in internal control over financial reporting that materially affected internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Senior Staff Accountant Keira Nakada at (202) 551-3659 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant